Exhibit 99.1

NEWS RELEASE

New Gold Closes Acquisition of Xstrata’s 70% Interest in El Morro Project and Completes Subsequent Transaction with Goldcorp

(All figures are in US dollars unless otherwise stated)

February 16, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today announces the closing of the acquisition by a New Gold subsidiary of Xstrata’s 70% interest in the El Morro  project in Chile held by Xstrata Copper Chile S.A, a wholly owned subsidiary of Xstrata Plc. The acquisition resulted from the exercise of a right of first refusal held by a New Gold subsidiary, as originally announced on January 7, 2010.

New Gold also announces the subsequent completion of the transactions under the Acquisition Funding Agreement with Goldcorp Inc. (“Goldcorp”), which results in a Goldcorp subsidiary now holding the 70% interest in El Morro and New Gold indirectly retaining a 30% interest. Through the subsequent transaction with Goldcorp, New Gold received $50 million and the terms of the El Morro Shareholders Agreement were amended.

Transaction Highlights for New Gold:

•	$50 million received

•	Goldcorp to fund 100% of New Gold’s share of the development and construction capital for the project

•	Lower interest rate on funding advance by Goldcorp – U.S. 7-year Treasury Rate plus 187 basis points (approx 4.99% as at February 16, 2010)

•	Penalty payment if construction does not commence within 60 days of receipt of required permits and approvals ($1.5 million per month up to a maximum of 24 months)

•	Continued participation in world-class project

El Morro is an advanced stage copper-gold project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. On a 100% basis, El Morro contains 6.7 million ounces and 5.7 billion pounds of gold and copper reserves(1).

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“We are excited to close this transaction as it allows us to focus on the continued advancement of this world-class project,” said Randall Oliphant, Executive Chairman. “Our interest in El Morro represents a very significant growth project for our company, particularly with the meaningful economic enhancements this transaction provides.”

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010 growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America.  For further information on the company, please visit www.newgold.com.

(1) El Morro’s mineral reserves and resources are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. The qualified person as defined under NI43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;  the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com